U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

EVOLVING SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

30049R 20 9

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 30049R 20 9

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George A. Hallenbeck

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 626,890

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 626,890

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 626,890(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.3%

12	Type of Reporting Person IN

(1) The reported number includes 241,585 options held by George A. Hallenbeck which are exercisable on March 2, 2010.

Item 1.
	(a)	Evolving Systems, Inc.
	(b)	9777 Pyramid Court, Suite 100 Englewood, Colorado 80112

Item 2.
	(a)	Name of Person Filing George A. Hallenbeck
	(b)	Address of Principal Business Office or, if none, Residence 6 Polo Club Drive Denver, CO 80209
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 30049R 20 9

Item 3.	N/A

Item 4.	Ownership
(a) Amount beneficially owned: 626,890
(b) Percent of class: 6.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 626,890
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 626,890
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
Date

/s/ GEORGE A. HALLENBECK
George A. Hallenbeck